Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America





date
18 July 2006
our reference

your reference

dealt with by

page
1 of 1

subject
Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance



7/31

Heineken N.V. raises organic net profit growth forecast for 2006

Amsterdam, 18 July 2006 - Heineken N.V. today announced that it has raised its forecast for organic net profit growth for the full year ending 31 December 2006. Heineken now expects that organic net profit growth for the full year will be slightly above 10%. On 22 February 2006 Heineken announced that organic net profit growth in 2006 was not expected to exceed mid-single digits.

Strong volume growth in Central and Eastern Europe, the Americas, Africa and Southeast Asia has driven revenues and profit growth of the Heineken Group and resulted in the increase of the net profit forecast. In particular the launch of Heineken Premium Light® in the USA is proceeding successfully. Although the launch is still in its initial phase, volumes are expected to exceed the previously announced 400,000-hectolitre target for 2006. The introduction also has a positive effect on the volume growth of the core Heineken® brand in the USA.
In Russia the integration activities related to the breweries acquired in 2005 are proceeding at pace and beer volumes are developing well.

The premium beer segment continues to grow faster than the world beer market overall. The Heineken® brand is growing at a faster pace than the premium segment itself. In the premium segment, Heineken® beer grew organically by 12.7% to 11.0 million hectolitres.
Group beer volume[1] in the first six months of 2006 totalled 62.7 million hectolitres (+11.6%).

Group Beer Volume (Millions of hectolitres)	**2006 H1**	**2005 H1**	**Change %**	**Organic growth %**
Western Europe	16.0	15.8	0.7	0.7
Central and Eastern Europe	25.1	21.1	18.8	5.3
Americas	8.1	7.2	13.4	13.4
Africa and Middle East	8.2	7.1	15.5	15.5
Asia/Pacific	5.4	5.0	8.2	8.2
Total	**62.8**	**56.2**	**11.6**	**6.6**

Consolidated beer volume[2] grew by 11.6% to 53.3 million hectolitres in the first half of 2006.The organic growth in consolidated beer volume was 5.7%.

The Fit-to-Fight cost saving programme that will reduce fixed costs by €200 million by 2008 is proceeding according to plan and, as stated earlier, the main part of the cost savings will be achieved in 2007 and 2008.

Heineken N.V. will release its financial results for the first half of 2006 on 6 September 2006. The company entered into its closed period as of 8:00 a.m. today, 18 July.

[1] Group beer volume: 100% of beer volume produced and sold by fully consolidated companies and by proportionately joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties

[2] Consolidated beer volume: 100% of beer volume and sold by fully consolidated companies and Heineken's share of beer volume produced and sold by proportionately consolidated joint-venture companies

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 119 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2005, revenues amounted to €11 billion and net profit before exceptional items and amortisation of brands amounted to €840 million. Heineken employs 64,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

Disclaimer
This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

date 18 July 2006

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find the following publication of Heineken Holding N.V.

- Press-information dated 18 July 2006

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,
HEINEKEN HOLDING N.V.

P.A. Akkerman



Enclosure

Heineken Holding N.V.

Press Release

Heineken Holding N.V. raises organic net profit growth forecast 2006

Amsterdam, 18 July 2006 - Heineken Holding N.V. today announced that it has raised its forecast for organic net profit growth for the full year ending 31 December 2006. Heineken Holding N.V. now expects that organic net profit growth for the full year will be slightly above 10%. On 22 February 2006 Heineken Holding N.V. announced that organic net profit growth in 2006 was not expected to exceed mid-single digits.

Strong volume growth in Central and Eastern Europe, the Americas, Africa and Southeast Asia has driven revenues and profit growth of the Heineken Group and resulted in the increase of the net profit forecast. In particular the launch of Heineken Premium Light® in the USA is proceeding successfully. Although the launch is still in its initial phase, volumes are expected to exceed the previously announced 400,000-hectolitre target for 2006. The introduction also has a positive effect on the volume growth of the core Heineken® brand in the USA.
In Russia the integration activities related to the breweries acquired in 2005 are proceeding at pace and beer volumes are developing well.

The premium beer segment continues to grow faster than the world beer market overall. The Heineken® brand is growing at a faster pace than the premium segment itself. In the premium segment, Heineken® beer grew organically by 12.7% to 11.0 million hectolitres.
Group beer volume[1] in the first six months of 2006 totalled 62.7 million hectolitres (+11.6%).

Group Beer Volume (Millions of hectolitres)	2006 H1	2005 H1	Change %	Organic growth %
Western Europe	16.0	15.8	0.7	0.7
Central and Eastern Europe	25.1	21.1	18.8	5.3
Americas	8.1	7.2	13.4	13.4
Africa and Middle East	8.2	7.1	15.5	15.5
Asia/Pacific	5.4	5.0	8.2	8.2
Total	**62.8**	**56.2**	**11.6**	**6.6**

Consolidated beer volume[2] grew by 11.6% to 53.3 million hectolitres in the first half of 2006.The organic growth in consolidated beer volume was 5.7%.

The Fit-to-Fight cost saving programme that will reduce fixed costs by €200 million by 2008 is proceeding according to plan and, as stated earlier, the main part of the cost savings will be achieved in 2007 and 2008.

[1] Group beer volume: 100% of beer volume produced and sold by fully consolidated companies and by proportionately joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties

[2] Consolidated beer volume: 100% of beer volume and sold by fully consolidated companies and Heineken's share of beer volume produced and sold by proportionately consolidated joint-venture companies

Heineken Holding N.V.

Press Release

Heineken Holding N.V. will release its financial results for the first half of 2006 on 6 September 2006. The company entered into its closed period as of 8:00 a.m. today, 18 July.

Editorial information
Heineken Holding N.V. is a 50.005% shareholder of Heineken N.V. Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIO NA and on the Reuter Equities 2000 Service under HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

Disclaimer
This press release contains forward-looking statements with regard to the financial position and results of Heineken Holding's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken Holding's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken Holding N.V. does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.